                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No.2)

                   Under the Securities Exchange Act of 1934

                              ICHOR CORPORATION
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                               (Name of Issuer)

                        Common Stock, $0.01 Par Value

------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 693286 10 6

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                                (CUSIP Number)

       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 May 18, 1998

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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                             Page 2 of 7 Pages

CUSIP No.  693286 10 6
           -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

    MFC Bancorp Ltd.
    --------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                 -------------------------------------------------------------

4)  Source of Funds
                    ----------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization  Yukon Territory, Canada
                                          ------------------------------------

    Number of                (7)  Sole Voting Power         0
    Shares Bene-                                    --------------------------
    ficially                 (8)  Shared Voting Power       6,314,015*
    Owned by                                          ------------------------
    Each Reporting           (9)  Sole Dispositive Power    0
    Person                                               ---------------------
    With                     (10) Shared Dispositive Power  6,314,015*
                                                           -------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  6,314,015*
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)  82.5%
                                                       -----------------------

14) Type of Reporting Person     CO
                              ------------------------------------------------

-----------------------------
* Assuming the conversion of 402,500 shares of preferred stock of ICHOR Corporation, based on a conversion price as at June 8, 1998 of $1.467 per share.

                                                             Page 3 of 7 Pages

CUSIP No.  693286 10 6
           -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

    Drummond Financial Corporation
    --------------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [ X ]

3)  SEC Use Only
                 -------------------------------------------------------------

4)  Source of Funds
                    ----------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    --------------------------------------------------------------------------

6)  Citizenship or Place of Organization  State of Delaware
                                          ------------------------------------

    Number of                (7)  Sole Voting Power         0
    Shares Bene-                                    --------------------------
    ficially                 (8)  Shared Voting Power       1,070,320
    Owned by                                          ------------------------
    Each Reporting           (9)  Sole Dispositive Power    0
    Person                                               ---------------------
    With                     (10) Shared Dispositive Power  1,070,320
                                                           -------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person  1,070,320
                                                                 -------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    --------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)    21.8%
                                                        ----------------------

14) Type of Reporting Person    CO
                               -----------------------------------------------


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                                                             Page 4 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR Corporation ("ICHOR"), a Delaware corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC"), a corporation organized under the laws of the Yukon Territory, Canada and Drummond Financial Corporation ("Drummond"), a corporation organized under the laws of the State of Delaware. MFC owns 43.6% of the outstanding shares of common stock and all of the voting preferred stock of Drummond, which gives MFC control of 47.9% of the voting power in Drummond. MFC and Drummond operate in the financial services business and have principal business and office addresses at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC and Drummond.


     NAME                  RESIDENCE                  PRINCIPAL
                      OR BUSINESS ADDRESS             OCCUPATION        CITIZENSHIP
-----------------------------------------------------------------------------------
Michael J. Smith     6 Rue Charles-Bonnet,        Director, President      British
                     1206 Geneva, Switzerland     and Chief Executive
                                                  Officer of MFC
-----------------------------------------------------------------------------------
Roy Zanatta          2 Stratford Place            Director and             Canadian
                     London, England              Secretary of MFC
                     United Kingdom, W1N 9AE
-----------------------------------------------------------------------------------
Sok Chu Kim          1071 - 59 Namhyun-Dong,      Director of Korea        Korean
                     Gwanak-Kn, Seoul, Korea      Liberalization Fund Ltd.
-----------------------------------------------------------------------------------
Julius Mallin        256 Jarvis Street,           Retired Businessman      Canadian
                     Apt.8D,Toronto,Ontario,
                     Canada, M5B 2J4
-----------------------------------------------------------------------------------
Oq-Hyun Chin         3,4 Floor, Kyung Am Bldg.,   Business Advisor,        Korean
                     831028 Yeoksam-Dong,         The Art Group Architects
                     Kangnam-Ku, Seoul, Korea     & Engineers Ltd.
-----------------------------------------------------------------------------------

                                                             Page 5 of 7 Pages

During the last five years, neither MFC nor Drummond has been, nor to the knowledge of MFC and Drummond, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

MFC and Drummond have executed a joint filing agreement consenting to the joint filing of this Schedule 13D/A. Such agreement is filed as Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

Drummond sold 400,000 shares of common stock of ICHOR which were held for investment purposes. At this time, neither MFC nor Drummond has, and to the knowledge of MFC and Drummond, none of their directors or executive officers have, any present intention, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D filed by Drummond dated November 19, 1996, Drummond was the beneficial holder of 1,470,320 shares of common stock of ICHOR. On June 8, 1998, Drummond completed the sale of 400,000 shares of common stock of ICHOR for $1.257 per share or an aggregate purchase price of $502,800. As a result, Drummond is the beneficial holder of, and has the shared power with MFC to direct the vote and disposition of, 1,070,320 shares of common stock of ICHOR, which represents approximately 21.8% of ICHOR's issued and outstanding shares of common stock.

As disclosed in the Schedule 13D/A filed by, among others, MFC dated March 13, 1998, MFC was the beneficial holder of 3,970,320 shares of common stock and 402,500 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 1 (the "Preferred Stock") of ICHOR, which have a floating conversion price.
As a result of the above-mentioned transaction, MFC beneficially holds and has shared voting and dispositive power with certain subsidiaries over 6,314,015 shares of common stock of ICHOR, which represents approximately 82.5% of ICHOR's issued and outstanding shares of common stock, assuming the conversion of the 402,500 shares of Preferred Stock as at June 8, 1998 into 2,743,695 shares of common stock of ICHOR.

                                                             Page 6 of 7 Pages

Michael J. Smith and Roy Zanatta are each deemed to be beneficial owners of approximately 10,000 shares (less than 1%) of common stock of ICHOR, pursuant to unexercised stock options.

To the knowledge of MFC and Drummond, none of their directors or executive officers have the power to vote or dispose of any shares of common stock of ICHOR, nor did MFC, Drummond or their directors and executive officers effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As disclosed in Item 5 above, Mr. Smith and Mr. Zanatta currently hold stock options entitling them to purchase shares of common stock of ICHOR. Set forth as Exhibit 2 is ICHOR's Amended 1994 Stock Option Plan, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number                 Description
     --------------                 -----------

           1 Joint Filing Agreement between MFC Bancorp Ltd. and Drummond Financial Corporation dated June 11, 1998.

           2            Amended 1994 Stock Option Plan of ICHOR Corporation.
                        Incorporated by reference to the Definitive Schedule 14A of ICHOR Corporation filed July 9, 1996.

                                                             Page 7 of 7 Pages

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        June 11, 1998
                                               -------------------------------
                                                            (Date)

                                                      MFC BANCORP LTD.

                                               By:   /s/ Michael J. Smith
                                               -------------------------------
                                                         (Signature)

                                                Michael J. Smith, President
                                               -------------------------------
                                                       (Name and Title)


                                                        June 11, 1998
                                               -------------------------------
                                                            (Date)

                                                DRUMMOND FINANCIAL CORPORATION
                                               -------------------------------

                                               By:    /s/ Michael J. Smith
                                               -------------------------------
                                                         (Signature)

                                                  Michael J. Smith, Director
                                               -------------------------------
                                                       (Name and Title)

                                EXHIBIT INDEX
                                -------------

     Exhibit Number                 Description
     --------------                 -----------

           1 Joint Filing Agreement between MFC Bancorp Ltd. and Drummond Financial Corporation dated June 11, 1998.

           2            Amended 1994 Stock Option Plan of ICHOR Corporation.
                        Incorporated by reference to the Definitive Schedule 14A of ICHOR Corporation filed July 9, 1996.